EXHIBIT 99.2


                   Companhia Brasileira de Distribuicao (CBD)

                        Sales Performance - January 2004


Sao Paulo, February 16, 2004 - Companhia Brasileira de Distribuicao - CBD [NYSE:
CBD; BOVESPA; PCAR4 (preferred)], the largest retail Company in Brazil, announced today its Sales performance for January 2004 (preliminary and unaudited). Information herein is presented on a consolidated basis and is denominated in Reais, in compliance with the Brazilian Corporate Law.

In January 2004, gross sales rose 2.0% versus the same period of the previous year, totaling R$ 1,037 million. Net sales were 2.3% higher amounting to R$
879.5 million in the month.

Same store sales presented a 0.6% growth compared to 2003. The beginning of the year is usually weaker due to seasonality for consumer products, with higher family expenses and taxes in this period. Moreover, we highlight the strong comparison base in January 2003, when CBD registered a positive performance of 10.0% growth in same store sales.

Non-food products sales had a 7.5% increase, while food products sales declined 1.0%.

The Company still anticipates a gradual recovery in consumption during the year, most of it starting in the second quarter, as we expect an improvement in consumers' purchase power, declining interest rates and the recovery of consumers' confidence level.

Sales Performance


               Jan-03 Feb-03 Mar-03 Apr-03 May-03 Jun-03 Jul-03 Aug-03 Sep-03 Oct-03 Nov-03 Dec-03 Jan-04
Same Store      10.0%  12.5%   4.0%  20.0%   8.0%   5.0%   5.0%   6.6%   4.4%   3.6%   0.0%   1.5%   0.6%
Total Stores    23.6%  26.5%  17.8%  36.1%  22.8%  20.1%   9.8%  11.1%   7.0%   6.3%   1.7%   3.0%   2.3%

Notes: Same Store figures include only stores whose operating period is longer than 12 months.
If adjusted by IPCA (National Consumer Price Index), total sales registered a 5.0% reduction when compared to January 2003. On a Same Store basis the performance was negative 6.6%.



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COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)

Fernando Tracanella
Investor Relations Director
Daniela Sabbag
Coordinator
Phone: (+55 11) 3886 0421  Fax: (+55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br/eng

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Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets andare therefore subject to change.
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